Exhibit 99.1
[LETTERHEAD OF FRAZER FROST]

July 1, 2011

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: SGOCO Group, Ltd.

We have been provided with a copy of the Form 6-K to be filed by our former client, SGOCO Group, Ltd., for the event that occurred on June 29, 2011 in relation to the change of accountant.  We agree with such statements made in the Form 6-K regarding our firm. We have no basis to agree or disagree with the other statements contained therein.

Yours truly,

/s/ Frazer Frost, LLP
Frazer Frost, LLP